SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                              Date: August 26, 2003

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

          Registrant's telephone number, international: +7 095 973 9940

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     On August 25, 2003, OJSC Rostelecom (the "Company") filed three "Reports on Material Facts (Events and Actions) Affecting Financial and Economic Activity of the Issuer" (the "Material Facts Reports") with the Russian Federal Commission for the Securities Market ("FCSM") as required by the Russian Federation's securities legislation.

     The requirements for the contents of the Material Facts Reports and criteria for the information to be disclosed in the Material Facts Reports are established by the laws and regulations of the Russian Federation and, in particular, the requirements of the FCSM. Such requirements and criteria for the information disclosure may, therefore, materially differ from the reporting and disclosure requirements under the U.S. securities laws to which the Company is subject, including the reporting and disclosure requirements applicable to the Annual Report on Form 20-F.

     Terms used in the Material Facts Reports have the meaning given to them by the laws and regulations of the Russian Federation, which meaning may be different from the meaning given to the same terms by the U.S. securities laws and reporting and disclosure requirements including the reporting and disclosure requirements, applicable to the Annual Report on Form 20-F.

     For any questions concerning the Material Facts Reports, contact Olga V. Mokhoreva, Head of the Securities Department of the Company, by phone at +7
(095) 973-9940, by facsimile at +7 (095) 787-2850 or by e-mail at
mokhoreva@hq.rt.ru.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    August 26, 2003           By:     [signed]    Petr Debrianski
                                      --------------------------------------
                                   Name:   Petr Debianski
                                   Title:  Deputy Finance Director

                                  EXHIBIT INDEX

The following exhibits have been filed as part of this Form 6-K:

Exhibit Number      Description

     1. English translation of the Material Facts Report filed by the Company with the Russian Federation Commission for the Securities Market (Code 0400124A21082003).

     2. English translation of the Material Facts Report filed by the Company with the Russian Federation Commission for the Securities Market (Code 0300124A18082003).

     3. English translation of the Material Facts Report filed by the Company with the Russian Federation Commission for the Securities Market (Code 0300124A18082003).

                                                                       Exhibit 1

Information on material fact (event, action) affecting financial and economic activity of the issuer

Open Joint Stock Company Long-Distance and International Telecommunications ROSTELECOM

Place of location: 5 Delegatskaya St., 127091, Moscow
Issuer's code: 00124-A

Date of fact (event, action): August 21, 2003 Code of fact (event, action):
0400124A21082003

Full name of the legal entity, in which stake in the shareholders capital belonging to the issuer has been changed: Closed Joint-Stock Company MTs NTT Location of the legal entity: 46 Arbat Str., Moscow, 121002
Postal address of the legal entity: 46 Arbat Str., Moscow, 121002
Stake of OJSC "Rostelecom" in the legal entity's shareholders capital before the change: 60%
Stake of OJSC "Rostelecom" in the legal entity's shareholders capital after the change: 100%
Date of change: August 21, 2003.

Deputy General Director -
Finance Director              [signed and sealed]                  V.I. Androsik

                                                                       Exhibit 2

Information on material fact (event, action) affecting financial and economic activity of the issuer

Open Joint Stock Company Long-Distance and International Telecommunications ROSTELECOM

Place of location: 5 Delegatskaya St., 127091, Moscow
Issuer's code: 00124-A

Date of fact (event, action): August 18, 2003
Code of fact (event, action): 0300124A18082003

Full name of the legal entity, which voting percentage in the issuer's supreme governing body has been changed: Non-for-Profit Partnership National Depositary Centre
Location of the legal entity: 1/13 Sredniy Kislovskiy Bystreet, building 4, Moscow, 125009
Postal address of the legal entity: 1/13 Sredniy Kislovskiy Bystreet, Moscow, 125009
Voting percentage of the legal entity in the issuer's supreme governing body before the change: 15.20%
Voting percentage of the legal entity in the issuer's supreme governing body after the change: 14.88%
Date of change: August 18, 2003

Deputy General Director -
Finance Director              [signed and sealed]                  V.I. Androsik

                                                                       Exhibit 3

Information on material fact (event, action) affecting financial and economic activity of the issuer

Open Joint Stock Company Long-Distance and International Telecommunications ROSTELECOM

Place of location: 5 Delegatskaya St., 127091, Moscow
Issuer's code: 00124-A

Date of fact (event, action): August 18, 2003
Code of fact (event, action): 0300124A18082003

Full name of the legal entity, which stake in the issuer's shareholders capital has been changed: Closed Joint-Stock Company Depositary Clearing Company Location of the legal entity: 13 1-st Tverskaya-Yamskaya St., Moscow, 125047 Postal address of the legal entity: 14/2 Staraya Basmannaya St., building 4, Moscow, 103064
Stake of the legal entity in the issuer's shareholders capital before the change: 3.85%
Stake of the legal entity in the issuer's shareholders capital after the change:
5.20%
Date of change: August 18, 2003

Deputy General Director -
Finance Director              [signed and sealed]                  V.I. Androsik